SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

11 May 2009

LLOYDS BANKING GROUP plc
(Translation of registrant's name into English)

5th Floor
25 Gresham Street
London
EC2V 7HN
United Kingdom

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F..X..Form 40-F.....

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the
Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes .....No ..X..

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule
12g3-2(b): 82- ________

Index to Exhibits

Item

No. 1          Regulatory News Service Announcement, dated 11 May 2009

                   re: Director/PDMR Shareholding

The London Stock Exchange                                                                                                               Secretary's Department
RNS                                                                                                                                                        Lloyds Banking Group plc
10 Paternoster Square                                                                                                                         25 Gresham Street
London EC4M 7LS                                                                                                                               London
                                                                                                                                                                                                                       EC2V 7HN

                                                                                                                                                                                                                       Switchboard: 020-7626 1500
                                                                                                                                                                                                                       Facsimile: 020-7356 1038

                                                                                                                                                               11th May, 2009

Lloyds Banking Group plc
 Notification of transaction by person discharging managerial responsibilities

On 8th May, 2009, Mr Tookey exercised an option over 35,305 ordinary shares of 25p each in Lloyds  Banking Group plc, which he held under the Lloyds TSB Group executive share plan 2003. After the settlement of income tax and employee national insurance contributions, he acquired 20,778 shares. The shares were acquired for nil consideration

This relates to a transaction notified to Lloyds Banking Group plc by the director on 8th May, 2009 in accordance with paragraph 3.1.4 (1)(a) of the Financial Services Authority's disclosure and transparency rules. The transaction took place in the UK and the shares are listed on the London Stock Exchange.

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                                                                          LLOYDS BANKING GROUP plc
                                                                                                (Registrant)

                                                                                                                               By:          M D Oliver

                                                                                                                               Name:     M D Oliver

                                                                                                                               Title:        Director of Investor Relations

Date:  11 May 2009